Exhibit 99.1

NewGen Subsidiary Secures Strategic UAE Land and Begins Exploration of Potential Real World Asset Tokenization Initiative

The tokenization initiative would be made in connection with a real estate project with a projected sales revenue exceeding US$400 million

BANGKOK, July 1, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced that its subsidiary, NewGenDigital Limited (“NewGenDigital”), has formally secured a strategic plot of land in Ras Al Khaimah’s Beach District, UAE (the “Plot”), and is evaluating the feasibility of issuing digital tokens tied to the Plot as part of the Company’s broader strategy to access blockchain-based asset digitization opportunities. This represents a significant milestone in the Company’s previously announced US$45 million investment initiative in the UAE real estate market.

The Plot is expected to position NewGenDigital to capitalize on Ras Al Khaimah’s exceptional growth trajectory, particularly as the region prepares for the opening of the Wynn Al Marjan Island integrated resort in early 2027. The 110,400 sq. ft. Plot, with an estimated saleable area of approximately 527,750 sq. ft., situated at a prime beachfront location, combined with the region’s robust economic fundamentals and investor-friendly policies, is expected to create an ideal environment for appreciation and substantial ROI.

To align with NewGenDigital’s focus on the digital assets space and its belief in the potential of the blockchain, NewGenDigital is exploring the use of the Plot as part of a Real World Asset (RWA) tokenization initiative. RWA tokenization is an innovative process that transforms physical assets like real estate into digital tokens on blockchain networks, enabling fractional ownership, increased liquidity, and global trading capabilities. Although NewGenDigital is not planning to offer or sell tokens to U.S. persons, any potential tokenization will be subject to U.S. securities laws, and the approval of relevant regulators, including the United States Securities and Exchange Commission and UAE regulators. The UAE has positioned itself at the forefront of the blockchain evolution, with major developments including the establishment in 2023 of the Ras Al Khaimah Digital Assets Oasis Free Zone, the world’s first dedicated free zone for digital assets, and the implementation of clear regulatory frameworks through Dubai’s Virtual Asset Regulatory Authority (VARA) to facilitate tokenized asset issuance and trading. As a result of these initiatives, the UAE is an ideal place for NewGenDigital to pursue this new blockchain initiative.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “Securing this strategic plot marks a pivotal advancement in NewGenDigital Limited’s blockchain strategy, representing its embrace of cutting-edge digital asset opportunities. We are excited to explore the tokenization of this premium real estate asset which has a projected sales revenue exceeding US$400 million, and the potential to create a digital representation that enables on-chain management of ownership rights, effectively connecting physical and digital assets in a region that has positioned itself at the forefront of blockchain innovation. Supported by the UAE’s robust digital asset regulations and Ras Al Khaimah’s thriving property market, NewGenDigital is positioned to create stakeholder value while pioneering innovation in the RWA tokenization landscape.”

Mr. Simon Cook, Sales Director of Marjan Properties, commented, “We are pleased to welcome NewGenDigital to the list of numerous international developers and brands which have built a presence in the region. We are excited for our partnership and look forward to driving success in the future.”

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s investment initiatives, real estate development plans, Real World Asset (RWA) tokenization strategy, and expected financial performance. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as (i) NewGenDigital’s ability to obtain regulatory approvals for its tokenization initiative; (ii) market and economic conditions; (iii) NewGenDigital’s ability to develop the plot, launch the tokenization initiative and achieve projected financial outcomes; other global and geopolitical factors that could impact the Company’s ability to realise its strategic objects. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com